July 10, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:       Ibolya Ignat
    Staff Accountant

Re:          Loews Corporation (“Loews”)
Form 10-K for the Year Ended December 31, 2008 Filed on February 25, 2009
Schedule 14A Filed on April 7, 2009
Comment Letter, dated June 22, 2009 (“Comment Letter”)
File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION

Dear Ms. Ignat:

Per our telephone conference on Wednesday, July 8, 2009 with representatives of CNA Financial Corporation, a 90% owned subsidiary of Loews (“CNA”), Loews acknowledges receipt of the Comment Letter.  Loews is currently working on a substantive response to the Comment Letter and plans to submit such response to the Staff on or before July 24, 2009.

Although Loews is, of course, amenable to enhancing its disclosures in the context of the Comment Letter, this response should not be considered an indication that Loews believes any disclosures in the captioned Form 10-K or Schedule 14A were inadequate or incorrect in any material respect.

If you have any questions or would like to discuss this matter please feel free to contact the undersigned at (212) 521-2950.

Very truly yours,

/s/ Peter W. Keegan

Peter W. Keegan
Chief Financial Officer

667 Madison Avenue, New York, New York 10065	voice: 212-521-2950	fax: 212-521-2329	email:pkeegan@loews.com